Employer's principal business: Ourotech, Inc. predecessor prior to US company conversion
Title: CTO   Dates of Service: May 2016- January 2017
Responsibilities: Product development, new IP creation

OFFICERS OF THE COMPANY

5. **Name:** Duleeka Ranatunga   Dates of Board Service: January 10, 2017-Present
 Principal Occupation: CEO of Ourotech, Inc.
Employer: Dates of Service: Ourotech, Inc. January 10, 2017-Present
Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics

List all positions and offices with the issuer held and the period of time in which the director served in
the position or office:

Position: CEO   Dates of Service: January 10, 2017-Present
Position: President   Dates of Service: January 10, 2017-Present
Position: Secretary   Dates of Service: January 10, 2017-Present

Business Experience: List the employers, titles and dates of positions held during past three years
with an indication of job responsibilities:

Employer: Ourotech, Inc.

Employer's principal business: Ourotech, Inc. is a biotech startup developing cancer diagnostics
Title: CEO   Dates of Service: January 10, 2017-Present
Responsibilities: Business development, fundraising, product development

Employer: 9215581 Canada, Inc.

Employer's principal business: Ourotech, Inc. predecessor prior to US company conversion
Title: CEO   Dates of Service: March 2015- January 2017
Responsibilities: Business development, fundraising, product development

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Duleeka Ranatunga	6,000,000 Common Shares	61.66%
Zhi Yuan Lin	3,000,000 Common Shares	30.38%

BUSINESS AND ANTICIPATED BUSINESS PLAN